SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
[redacted] NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

08000753

VIA FEDEX

February 13, 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Zon Multimedia

SUPPL

Re: Name change of ~~PT MULTIMÉDIA~~ – Serviços de Telecomunicações e Multimédia, SGPS, S.A. **(File No. 82-5059)**

Dear Sir or Madam:

On behalf of PT MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS, S.A., a Portuguese corporation (the "Company"), whose exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), was reinstated as of October 3, 2007 (File No. 82-5059), we wish to inform you that the Company's name has changed to the following:

ZON MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

This change was approved on January 31, 2008 by the shareholders of the Company, and the change has been registered with the competent Portuguese authorities.

The name of the Company's website on which English translations of documents are posted for purposes of Rule 12g3-2(f) has been changed to www.zon.pt/ir.

The information contained in this letter is being furnished on the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed stamped envelope.

Dlw 2/19

If you require any further information or have questions regarding this letter, please feel free to contact John C. Ericson at (212) 455-3520.

Sincerely,

Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: Gonçalo Morais Soares (via electronic mail)
Lídia Falcão (via electronic mail)

END